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                                                    SEC FILE NUMBER 000-24010
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                                                    CUSIP NUMBER 911384204
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


        (Check One): [X] Form 10-K  [_] Form 20-F   [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR


       For Period Ended: December 31, 2002
                        ------------------------------------------------

                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ---------------------------------

         Read Instructions Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================

                        PART I - REGISTRANT INFORMATION

                            United Road Services, Inc
--------------------------------------------------------------------------------
                             Full Name of Registrant

--------------------------------------------------------------------------------
                            Former Name if Applicable

                             17 Computer Drive West
--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               Albany, N.Y. 12205
--------------------------------------------------------------------------------

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                            City, State and Zip Code

================================================================================


                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
    |      be filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

================================================================================

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in discussions with third parties regarding events that would affect the financial statements of the Company. Thus, the annual report could not be filed by March 31, 2003 without unreasonable effort and expense.

================================================================================

                          PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
        Patrick J. Fodale               (518)                   446 - 0140
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [_] No

     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

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                          United Road Services, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 2003                 By   /s/ Patrick J. Fodale
    ------------------------------        --------------------------------------
                                          Patrick J. Fodale
                                          Chief Financial Officer


Part IV Item 3  - Attachment

In its Form 10-K for the year ended December 31, 2002, the Company will report 2002 revenues of $248.7 million and a net loss of $84.7 million or ($40.57) per diluted share as compared to revenues of $226.5 million and net loss of $13.7 million or ($6.52) per diluted share for the year ended December 31, 2001.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 and recorded an impairment loss of $43.4 million as the cumulative effect of a change in accounting principle. This impairment primarily resulted from a change in the criteria for the measurement of impairment from an undiscounted to a discounted cash flow method and the classification on a reporting unit basis.

During the fourth quarter of 2002, the Company recorded a non-cash impairment charge under SFAS No. 142 of $28.6 million related to the goodwill. The impairment charge was recognized when it became evident that the estimated fair values of the reportable segments was insufficient to recover their related carrying values.

On January 16, 2002, the Company acquired Auction Transport, Inc. ("ATI") from a subsidiary of Manheim Auction, Inc. ("Manheim") in a stock purchase transaction. ATI provides automobile transport services to various Manheim auction locations and on a for hire basis. The Company did not make any cash payments to Manheim upon the closing of the ATI acquisition, but assumed certain operating lease payments relating to ATI's operations. The value of the net assets acquired by the Company, excluding contingent consideration relating to a five year service agreement and the assumption of $7.0 million of future operating lease payments, was $1.3 million. The Company's operating results for the year ended December 31, 2002 include the operating results of ATI from the date of acquisition.




INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                             General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

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3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this Chapter).

Last update: 10/8/2002

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